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                              September 2, 2022

       Herbert S. Vogel
       President and Chief Executive Officer
       SM Energy Company
       1700 Lincoln Street, Suite 3200
       Denver, CO 80203

                                                        Re: SM Energy Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K, Filed
February 24, 2022
                                                            Response dated July
22, 2022
                                                            File No. 001-31539

       Dear Mr. Vogel:

              We have reviewed your July 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 13, 2022 letter.

       Correspondence Dated July 22, 2022

       Form 10-K for Fiscal Year Ended December 31, 2021
       Business and Properties
       Reserves
       Proved Undeveloped Reserves, page 13

   1.
                                                        We have read your
response to comment 1 and note that a portion of the proved
                                                        undeveloped reserves
you added as extension and discoveries are associated with infill wells. Your discussion
of the changes that occurred in total proved reserves, for the year ended December 31,
2021, also appears to indicate that a portion of the total proved
 Herbert S. Vogel
FirstName
SM EnergyLastNameHerbert  S. Vogel
            Company
Comapany 2,
September  NameSM
              2022 Energy Company
September
Page 2     2, 2022 Page 2
FirstName LastName
         reserves you added as extensions and discoveries are associated with infill wells.

         Please note the staff believes that changes in reserves associated with infill drilling should be categorized as revisions of previous estimates, rather than extensions and discoveries, based on the guidance in Rule 4-10(a)(14) of Regulation S-X and subparagraphs (a) and
         (d) of FASB ASC 932-235-50-5. Under this guidance, an extension well is a well drilled to extend the limits of a known reservoir and results in an extension of the proved acreage.

         However, infill drilling locations are already located within the previously determined proved area and result in the recovery of known proved reserves. As a result, changes in reserves relating to such wells should be classified as revisions of previous estimates pursuant to the guidance in subparagraph (a) of FASB ASC 932-235-50-5. Please revise the classifications within your reserves reconciliations and the associated narratives accordingly.

Form 8-K, Filed February 24, 2022
Exhibit 99.1
Adjusted Operating Margin Reconciliation, page 20

2. We have reviewed your response to prior comment 1. Please address the following:

                Disclose how adjusted operating margin before the effects of derivative settlements is used by management and is useful to investors;
                Disclose how adjusted operating margin including the effects of derivative settlements is used by management and is useful to investors;
                Disclose why you reconcile to an adjusted operating margin before the effects of derivative settlements and to adjusted operating margin including the effects of derivative settlements; and
                Reconcile from your GAAP measure to your non-GAAP measures of adjusted operating margin. Your current presentation places greater prominence on the non-
              GAAP measure and is inconsistent with Question 102.10 of the C&DI's on Non-
              GAAP Financial Measures.
3. Adjusted operating margin before the effects of derivative settlements and including the effects of derivative settlements appears to be a performance measure. Please tell us the following:

                How you view an adjusted operating margin that excludes operating expenses, such as, DD&A and asset retirement obligation accretions; and
                Why you exclude exploration costs and other operating expense, net from your non-
              GAAP measures of adjusted operating margin.
 Herbert S. Vogel
SM Energy Company
September 2, 2022
Page 3

       You may contact Sandra Wall, Petroleum Engineer at (202) 551-4727, or John Hodgin,
Petroleum Engineer, at (202) 551-3699 on engineering matters. Please contact Sondra Snyder,
Senior Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202)
551-3752 with any other questions.



FirstName LastNameHerbert S. Vogel                       Sincerely,
Comapany NameSM Energy Company
                                                         Division of
Corporation Finance
September 2, 2022 Page 3                                 Office of Energy &
Transportation
FirstName LastName